Mail Stop 4561

February 13, 2008

Mr. Dana W. Kammersgard
Chief Executive Officer and President
Dot Hill Systems Corp.
2200 Faraday Avenue, Suite 100
Carlsbad, CA 92008

      Re: **Dot Hill Systems Corp.**
             Form 10-K for Fiscal Year Ended December 31, 2006
             Filed March 16, 2007
             File No. 001-13317

Dear Mr. Kammersgard:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                  Sincerely,

                  Mark Kronforst
                  Accounting Branch Chief